04046953

DENTONIA RESOURCES LTD.

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net Website: www.dentonia.net

RECEIVED
2004 DEC 20 P 12: 15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 29, 2004

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: New Release dated November 29, 2004

Enclosed is a copy of our News Release dated November 29, 2004 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

PROCESSED
JAN 04 2005
THOMSON FINANCIAL

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

November 29, 2004

TSX Venture: DTA
No. of Pages: 1

NEWS RELEASE
PRIVATE PLACEMENT OF 750,000 UNITS

Dentonia Resources Ltd. ("Dentonia") announces that it has agreed to sell by way of non-brokered private placement 750,000 units at a price of $0.27 a unit for gross proceeds of $202,500.

Each unit consists of one (1) Flow-Through Share, one (1) Non-Flow-Through Share, and one (1) Non-Transferable Share Purchase Warrant (the "Warrant"). The warrant is exercisable for a period of one year from the date of the issuance of the units and each warrant entitles the holder to purchase one (1) Non-Flow-Through Share at an exercise price of $0.13 per share.

A finder's fee of $20,250 (10% of the total proceeds) is payable upon completion of the transaction.

The subscription net proceeds of $182,250 will be used for general working capital and exploration expenses on Dentonia's gold prospects, the HY Property, Tintina Gold Belt, Southeast Yukon, and the Atkinson Prospect, Detour Lake Mining Camp, Ontario.

The program will be under the direction of R. H. McMillan, Ph.D.

This Private Placement is subject to regulatory approval.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President